EXHIBIT 12

THE TORO COMPANY AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Not Covered by Report of Independent Registered Public Accounting Firm)

	10/31/2015	10/31/2014	10/31/2013	10/31/2012	10/31/2011
Earnings before income taxes	$291,031,000	$256,445,000	$226,713,000	$196,262,000	$174,826,000
Plus: Fixed charges	27,085,508	23,535,622	24,343,024	24,294,555	24,249,868
Earnings available to cover fixed charges	$318,116,508	$279,980,622	251,056,024	$220,556,555	$199,075,868
Ratio of earnings to fixed charges	11.74	11.90	10.31	9.08	8.21

Interest expense	$18,757,000	$15,426,000	$16,210,000	$16,906,000	$16,970,000
Rentals (interest expense)	8,328,508	8,109,622	8,133,024	7,388,555	7,279,868
Total fixed charges	$27,085,508	$23,535,622	$24,343,024	$24,294,555	$24,249,868